

April 12, 2010

Via Facsimile (212) 259-6333 and U.S. Mail

Eric Blanchard, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

**RE: Osteotech, Inc.
Preliminary Proxy Statement
Filed April 7, 2010 by Heartland Advisors, Inc., Spencer Capital Opportunity Fund,
LP, Spencer Capital Management, LLC, Spencer Capital Partners, LLC,
Boston Avenue Capital LLC, Gary L. Alexander, Michelle Rachael Forrest,
Michael J. McConnell, and Kenneth H. Shubin Stein, M.D.
File No. 001-34612**

Dear Mr. Blanchard:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   Fill in the blanks in your proxy statement, including Schedules I and II.

Cover Letter

2.   Please highlight the disclosure alerting security holders to their inability to vote for six nominees if they use your proxy card. Also, clarify the similar disclosure in the proxy card to ensure security holders are aware that by using your card, they will not be able to vote for a full slate of nominees to the board.

3.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that the company is not currently managed "in a manner consistent with the best interests of all stockholders."

Reasons for Our Solicitation, page 4

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following statements:

- "Osteotech's board has demonstrated an unwillingness to entertain discussions regarding strategic or other transactions that may enhance stockholder value" (page 7).

- "Stockholder rights plans are widely viewed as a measure to entrench management, which impairs stockholder value" (page 7).

- Your assertion that the change in control compensation is "exorbitant" (page 7).

- Your assertion that the bylaws you characterize as "anti-takeover measures" "hinder[s] the free exercise of stockholders' franchise" (page 8).

- Your assertion that that the quorum threshold to conduct proceedings at annual meetings is "much lower than the traditional 50% [of outstanding shares] that most U.S. corporations have as a quorum requirement" (page 8).

5.   Please quantify the potential effect of a default under the credit agreement under the "poison put" should your nominees be elected (page 7).

6.   We note your statement that the members of the board do not have a significant ownership interest in the company. Revise your disclosure to include the ownership interests of your nominees in the company.

Other Information About Us and Our Nominees, page 11

7.   Please disclose whether your nominees have consented to be named in your proxy statement and to serve if elected.

8.   We note your disclosure that you may introduce a substitute director nominee. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Also, please confirm supplementally that should you identify or

nominate a substitute nominee before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Voting and Proxy Procedures, page 15

9.   We note that you may employ various methods to solicit proxies, including in person, by mail, advertisement, telephone, telecopier, telegraph or e-mail. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Other Matters, page 19

10.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying on Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions